FORM 4         U.S.SECURITIES AND EXCHANGE COMMISSION     OMB APPROVAL
     ------                 WASHINGTON, D.C. 20549             ------------

[ ]CHECK THIS BOX IF NO                              OMB NUMBER:    3235-0287
   LONGER SUBJECT TO                                 EXPIRES:September 30, 1998
   SECTION 16. FORM 4 OR                             ESTIMATED AVERAGE BURDEN
   FORM 5 OBLIGATIONS MAY                            HOURS PER RESPONSE   0.5
   CONTINUE.
   SEE INSTRUCTION 1(b)

                 STATEMENT OF CHANGES IN BENEFICIAL  OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
    -----------------------------------------------------------------------

1. Name and Address of Reporting Person

   BARBERA, J. JEREMY
   333 Seventh Avenue, 20th Floor
   New York, NY  10001

2. Issuer Name and Ticker or Trading Symbol

   MARKETING SERVICES GROUP, INC. (NASDAQ. MSGI)
   (Formerly All-Comm Media Corporation (NASDAQ. ALCM)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   MAY, 1997

5. If Amendment, Date of Original (Month/Year)

   June 6, 1997

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [X]Director    [X]Officer (give title below)
   [X]10% owner   [ ]Other (specify below)

   CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by one reporting person
   [ ] Form filed by more than one reporting person


1.TABLE I-NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED


1.Title of Security   2.Transaction  3.Transaction   4.Securities Acquired(A)   5.Amount of     6.Ownership      7.Nature of
  (Instr.3)             Date           Code      V     or Disposed of (D)         Securities      Form:            Indirect
                                       (Instr.8)       (Instr.3, 4 & 5)           Beneficially    Direct (D)       Beneficial
                                                                                  Owned at End    Indirect (I)     Ownership
                                                                                  of Month
----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                       1,088,400           D
Par value $.01
----------------------------------------------------------------------------------------------------------------------------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED


1.          2.          3.    4.     5.              6.            7.                 8.        9.            10.         11.
Title of    Conversion  Transaction  Number of       Date Exer-    Title and amount   Price of  Number of     Ownership   Nature
Derivative  or exercise              Derivative      cisable and   of Underlying      Deriva-   Derivative    Form of     of
Security    Price of                 Securities      Expiration    Securities         tive      Securities    Derivative  Indirect
            Derivative  Date Code    Acquired(A) or  Date          (Instr.3&4)        Security  Beneficially  Security:   Ownership
            Security       (Instr.8) Disposed of(D)  Date  Expira-                    (Instr.5) Owned at End  Direct(D)or (Instr.4)
                                  V  (Instr.3&4)    Exerci- tion                                of Month      Indirect(I)
                                                     sable  Date                                (Instr.4)     (Instr.4)
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option $2.625   5/27/97  T      111,112     5/27/97 5/26/04 Common Stock 111,112  $2.625    111,112         D
Stock Option $2.625   5/27/97  T      111,111     5/27/98 5/26/04 Common Stock 111,111  $2.625    111,111         D
Stock Option $2.625   5/27/97  T      111,111     5/27/99 5/26/04 Common Stock 111,111  $2.625    111,111         D
Stock Option $3.00    5/27/97  T      111,111     5/27/97 5/26/04 Common Stock 111,111  $3.00     111,111         D
Stock Option $3.00    5/27/97  T      111,111     5/27/98 5/26/04 Common Stock 111,111  $3.00     111,111         D
Stock Option $3.00    5/27/97  T      111,111     5/27/99 5/26/04 Common Stock 111,111  $3.00     111,111         D
Stock Option $3.50    5/27/97  T      111,111     5/27/97 5/26/04 Common Stock 111,111  $3.50     111,111         D
Stock Option $3.50    5/27/97  T      111,111     5/27/98 5/26/04 Common Stock 111,111  $3.50     111,111         D
Stock Option $3.50    5/27/97  T      111,111     5/27/99 5/26/04 Common Stock 111,111  $3.50     111,111         D
Convertible
Promissory
Note         $5.38                                                Common Stock  92,937             92,937         D
-----------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:




/s/ J. Jeremy Barbera
-----------------------------
Signature of Reporting Person

Date:  8/19/97

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)